Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1	Name and Address of Company:

Enerflex Ltd. (“Enerflex”)

904 -1331 Macleod Trail S.E.

Calgary, Alberta T2G 0K3

2	Date of Material Change:

October 1, 2023.

3	News Release:

A news release disclosing the material summarized in this material change report regarding the transition of the Chief Financial Officer of Enerflex was issued by Enerflex and disseminated through the facilities of Globe Newswire on October 1, 2023. The news release was subsequently filed on SEDAR Plus and Edgar.

4	Summary of Material Change:

Transition of Chief Financial Officer

On October 1, 2023, Enerflex announced that Rodney D. Gray had resigned from his role as Senior Vice President and Chief Financial Officer (“CFO”) of Enerflex to pursue other opportunities.

5	Full Description of Material Change:

5.1	Full Description of Material Change

Transition of Chief Financial Officer

On October 1, 2023, Enerflex announced that Rodney D. Gray had resigned from his role as Senior Vice President and CFO to pursue other opportunities. Enerflex has initiated a search process to identify its next CFO and has retained an executive search firm to assist with the process.

5.2	Disclosure for Restructuring Transaction

N/A.

6	Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

N/A.

7	Omitted Information:

N/A.

8	Executive Officer:

For further information, contact Mr. David Izett, Senior Vice President and General Counsel, by telephone at +1.403.236.6874.

9	Date of Report:

October 6, 2023.